Exhibit 99.1

We are advancing development of the Jameson Land Basin, with its potential backed by decades of geological studies and modern seismic analysis identifying multiple high-potential drilling targets.

While risk is inherent in frontier exploration, the clear technical foundation and existing infrastructure create a direct link between invested capital and potential oil production.

From an investment perspective, this presents a favorable risk-reward profile, as highlighted by Executive Chairman, Larry Swets, who recently told Fortune that “this isn’t just a hope and a prayer”. #GreenlandEnergy #JamesonLandBasin #USGS

Read More: https://fortune.com/2025/10/22/texas-drill-oil-greenland-energy-climate-change-trump-annex/